UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 1 August, 2008

1 August 2008

Ms Emma Badhni
Company Announcements Office
ASX Limited
20 Bridge Street
Sydney NSW 2000

By e-mail emma.badhni@asx.com.au

Dear Ms Badhni

Novogen Limited (ASX Code: NRT)

Notification under section 708A(5)(e) of the Corporations Act 2001 (Cth)

Novogen Limited gives notice under section 708A(5)(e) of the Corporations Act 2001 (Cth) (Corporations Act) that:

1.
Novogen Limited has issued 4,531,633 ordinary shares under a placement without disclosure to investors under Part 6D.2 of the Corporations Act because disclosure is not required in these circumstances under Part 6D.2.

2.	As at today's date:

(a)	Novogen Limited has complied with the provisions of Chapter 2M of the Corporations Act as they apply to Novogen Limited;

(b)	Novogen Limited has complied with sections 674 of the Corporations Act; and

(c)	there is no "excluded information" within the meaning of sections 708A(7) and 708A(8) of the Corporations Act which is required to be disclosed under section 708A(6)(e) of the Corporations Act.

Yours sincerely

/s/ Ron Erratt

Company Secretary